Exhibit 12.1
HollyFrontier Corporation
Computation of Ratios of Earnings to Fixed Charges

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands)

Income from continuing operations before income tax expense, excluding earnings/loss in equity method investments	1,212,306	469,507	1,161,471	2,785,072	1,639,395
Share of distributed income of 50%-or-less-owned affiliates	4,681	2,987	2,826	3,364	2,552
Fixed charges	84,775	85,385	104,292	135,575	114,739
Interest capitalized	(5,546)	(11,822)	(12,055)	(9,108)	(17,225)
Amortization of capitalized interest	2,687	2,465	1,992	1,510	1,146
Earnings	1,298,903	548,522	1,258,526	2,916,413	1,740,607

FIXED CHARGES
Interest expense	43,470	43,646	68,050	104,186	78,323
Capitalized interest	5,546	11,822	12,055	9,108	17,225
Interest component of leases (1)	35,759	29,917	24,187	22,281	19,191
Total fixed charges	84,775	85,385	104,292	135,575	114,739

Ratio of Earnings to Fixed Charges	15.3	6.4	12.1	21.5	15.2

(1) Calculation of interest component of leases
Consolidated HFC rental expense	107,279	89,752	72,563	66,845	57,575
Times 33.33%	35,759	29,917	24,187	22,281	19,191